Exhibit 2.1 (b)

AMENDMENT NO. 1 TO MASTER ACQUISITION AGREEMENT

THIS AMENDMENT NO. 1 (this “Amendment”) to the Master Acquisition Agreement dated as of July 16, 2010 by and between Motorola Solutions, Inc. (f/k/a Motorola, Inc.), a Delaware corporation (the “Seller”), and Nokia Siemens Networks B.V., a Dutch company (the “Purchaser”) (as may be amended, modified or supplemented from time to time in accordance with the terms thereof, the “Master Agreement”), is made as of April 12, 2011 by and between the Seller and the Purchaser. Capitalized terms used but not otherwise defined herein shall have the same meanings ascribed to such terms in the Master Agreement.

W I T N E S S E T H :

WHEREAS, pursuant to the Master Agreement, the Seller has agreed to sell and transfer to the Purchaser, and the Purchaser has agreed to purchase from the Seller, substantially all of the assets of the Seller and the other members of the Seller Group used in or related to the Business;

WHEREAS, as consideration for an amendment to the Purchase Price, Seller desires to obtain additional certainty as to the occurrence of the Initial Closing; and

WHEREAS, the parties desire to amend the Master Agreement on the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, subject to the conditions and other terms herein set forth, the Seller and the Purchaser hereby agree as follows:

1. Amendment. The Master Agreement is hereby amended as follows:

(a) Section 1.1(a) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(a) Real Property. (i) The Owned Real Property listed on Schedule 1.1(a)(i) of the Seller Disclosure Schedule (the “Acquired Owned Real Property”), (ii) all rights in respect of the real property leases or subleases listed on Schedule 1.1(a)(ii) of the Seller Disclosure Schedule (the “Assumed Real Property Leases”), (iii) all rights of the Seller Group in and to any fixtures located at each Acquired Owned Real Property and each parcel of real property subject to an Assumed Real Property Lease, and (iv) all security deposits made by a member of the Seller Group and held by the applicable landlord on the Initial Closing Date with respect to an Assumed Real Property Lease and all other security or similar deposits made by any member of the Seller Group to any third party and held by such third party on the Initial Closing Date with respect to any Acquired Real Property;”

(b) Section 1.2(e) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(e) Contracts. (i) All rights under all Contracts of the Seller Group (A) set forth on Schedule 1.2(e) of the Seller Disclosure Schedule or (B) that are not an Assumed Real Property Lease or an Assumed Contract (including, subject to Section 10.7, all global or corporate-level agreements of the Seller and its Affiliates), and (ii) all rights under all Contracts (including associated Accounts Receivable) of Motorola ZAO with Nokia Siemens Networks OOO with respect to services provided by Motorola ZAO;”

(c) Section 1.2 of the Master Agreement is hereby amended by deleting subsection (m) in its entirety and replacing it with the following: “(m) [Intentionally Omitted]”.

(d) Section 1.2(r) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(r) MCC Financing Notes; Receivables. All of the promissory notes issued to MCC, or receivables or leasing arrangements otherwise held by MCC, related to financing provided by MCC for the benefit of customers of the Business (the “MCC Receivables”); and”

(e) Section 1.4 of the Master Agreement is hereby amended by deleting “and” at the end of subsection (h), adding “; and” to the end of subsection (i) in lieu of the period, and adding a new subsection (j) to read in its entirety as follows:

“(j) Huawei Payables. All Accounts Payable owed to Huawei Technologies Co., Ltd. (“Huawei”) or any of its Affiliates relating to or arising out of the operation of the Business.”

(f) Section 1.5(f) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(f) such other instruments and agreements as may be required to effect the purchase and assignment and assumption of the Acquired Company Shares, the JV Interests, the other Acquired Assets and the Assumed Liabilities, including (i) the Equity Transfer Agreement and (ii) where necessary, separate agreements to effect the transfer of any Acquired Owned Real Property”

(g) The first sentence of Section 2.1 of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“The Purchaser will pay the Seller an amount in cash equal to $975,000,000.00 (Nine Hundred Seventy Five Million Dollars) (the “Purchase Price”) for the Acquired Assets at the Initial Closing, subject to the provisions of Section 2.5.”

(h) Section 2.1 of the Master Agreement is hereby amended by adding the following at the end of such section:

“To the extent that any member of the Purchaser Group is required under applicable law to make local payment for Acquired Assets in any particular jurisdiction directly to a member of the Seller Group, such payment will be made in Dollars, if permissible under applicable law, and the Seller will reimburse to the Purchaser (i) each such amount in Dollars or (ii) if such local payment is made in a currency other than Dollars, the Dollar equivalent based on the “closing mid-point rates” as published at http://www.FT.com/marketsdata (in the “Data Archives” section) (the “Reference Rate”) as of the date the local payment is made, within two (2) business days of such local payment being made by such local Purchaser Group member to such local Seller Group member. To the extent that any member of the Seller Group is required under applicable law to make local payment in any particular jurisdiction directly to a member of the Purchaser Group as a result of the Assumed Liabilities exceeding the Acquired Assets in such jurisdiction, such payment will be made in Dollars, if permissible under local law, and the Purchaser will reimburse to the Seller (x) each such amount in Dollars or (y) if such local payment is made in a currency other than Dollars, the Dollar equivalent based on the Reference Rate as of the date the local payment is made, within two (2) business days of such local payment being made by such local Seller Group member to such local Purchaser Group member.”

(i) Section 2.2(a) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(a) The parties agree to conduct the Initial Closing of the transactions contemplated by this Agreement (all such transactions, including the transactions contemplated by the Additional Closings, being referred to herein as the “Contemplated Transactions”) at the offices of Winston & Strawn LLP, 35 West Wacker Drive, Chicago, Illinois at 10:00 AM (local time) on April 29, 2011; provided, however, that in the event the conditions precedent to the Initial Closing listed in Article 6 have not been satisfied or waived on or prior to 12:00 PM, London time, on April 26, 2011, and the Purchaser does not exercise its right of termination pursuant to Section 7.1(b) by May 11, 2011, the Initial Closing shall occur on May 27, 2011 (the date of the Initial Closing, the “Initial Closing Date”). The effective time of the Initial Closing for tax, operational and all other matters will be deemed to be 11:59 PM (local time) in each jurisdiction included in the Initial Closing, on the Initial Closing Date.”

(j) Section 2.2(b) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(b) The Initial Closing will include the closing of the sale and purchase of Acquired Assets in the United States and in at least a majority of the Initial Closing Jurisdictions, as well as a majority of the employees and assets of the Business in the Initial Closing Jurisdictions; provided, however, that with respect to the JV Interests and any individual country, if the closing cannot be effected on the Initial Closing Date, the closing with respect to such Acquired Assets, or such JV Interest, may be deferred until a later date; and provided further that it is expressly agreed by the parties that the inability to transfer any Owned Real Property in Poland on the Initial Closing Date will not delay the closing with respect to the sale and purchase of all other Acquired Assets in Poland on the Initial Closing Date. The parties shall, as soon as reasonably practicable, hold Additional Closings for the purpose of transferring such Acquired Assets in such countries (including with respect to Owned Real Property in Poland, if applicable), or transferring such JV Interests, as soon as the closing can be effected, unless the parties mutually agree on a different date for such Additional Closing. Each Additional Closing shall occur as of 11:59 PM, local time, on the date of such Additional Closing. For the purposes of each Additional Closing, references to the “Initial Closing Date” in Section 1.1 through Section 1.4 shall be read as references to the ‘applicable Closing Date’.”

(k) Section 2.2(d) of the Master Agreement is hereby amended by replacing the reference to “12:01 AM” with “11:59 PM”.

(l) Section 2.2 of the Master Agreement is hereby amended by adding a new subsection (e) to read in its entirety as follows:

“(e) Notwithstanding anything set forth in this Section 2.2 to the contrary, the completion of the closing of the purchase and sale of the India Acquired Assets and the assignment and assumption of the India Assumed Liabilities pursuant to a transfer of business (the “India Closing”) shall occur, at such place as the Seller and the Purchaser may agree in writing, on the last day of the fiscal month of the Seller in which (i) the India Acquired Assets located at Plot No. 12 Hitec City Layout, Madhapur, Serilingampalli Municipality, Ranga Reddy District, Hyderabad have been de-bonded and (ii) a change in implementing agency with respect to the STP License, along with the India Acquired Assets registered thereunder, located at No. 66/1, Plot No. 5, Bagmane Tech Park, C.V. Raman Nagar Post, Bengaluru 560 093, India, is issued to NSN India by the Software Technology Parks of India and NSN India receives the approvals from the Indian customs and other authorities for each of such premises, or on such other date as the Seller and the Purchaser may agree in writing. The date on which the India Closing occurs shall be referred to as the “India Closing Date”, and except as expressly provided herein, the India Closing shall for all purposes be deemed effective as of 11:59 PM, India time, on the India Closing Date.”

(m) Section 2.3(a) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(a) The Seller will deliver, or will cause to be delivered, to the Purchaser all instruments, duly executed, or other items which are required by the terms hereof to be delivered at the applicable Closing, including:

(i)	the Stock Powers;

(ii)	the Bill of Sale;

(iii)	the Assignment and Assumption Agreement;

(iv)	the Malaysia Asset Transfer Agreement;

(v)	the Malaysia Side Letter;

(vi)	each Local Asset Transfer Agreement (unless otherwise specified therein);

(vii)	the Transition Services Agreement;

(viii)	the Lease/Sublease Agreements;

(ix)	the Joint Use & Occupancy Agreements;

(x)	the Malaysia Interim Operating Agreement;

(xi)	the Interim India Agreement;

(xii)	the various instruments of assignment, reflecting the Purchaser or another member of the Purchaser Group as the assignee, and other documents referred to in the IP Agreement;

(xiii)	a certificate signed by an officer of the Seller substantially in the form of Exhibit P;

(xiv)	a certificate signed by an officer of the Seller setting forth the amount of the Undrawn MCC Commitment; and

(xv)	all such other bills of sale, special or limited warranty deeds, assignments and other good and sufficient instruments of assignment, transfer or conveyance as the Purchaser and its counsel shall deem reasonably necessary to evidence and effect the sale, transfer, assignment, conveyance and delivery of all of the Seller Group’s right, title and interest in, to and under the Acquired Assets to the Purchaser Group and to put the Purchaser Group in actual possession or control of the Acquired Assets.”

(n) Section 2.3(c) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(c) The Purchaser will deliver, or will cause to be delivered, to the Seller all instruments, duly executed, or other items which are required by the terms hereof to be delivered at the applicable Closing, including:

(i)	an amount equal to the Purchase Price (the “Cash Payment”), by wire transfer of immediately available funds in Dollars, to the account set forth on Schedule 2.3(c) of the Seller Disclosure Schedule;

(ii)	the Assignment and Assumption Agreement;

(iii)	the Malaysia Asset Transfer Agreement;

(iv)	the Malaysia Side Letter;

(v)	each Local Asset Transfer Agreement (unless otherwise specified therein);

(vi)	the Transition Services Agreement;

(vii)	the Lease/Sublease Agreements;

(viii)	the Joint Use & Occupancy Agreements;

(ix)	the Malaysia Interim Operating Agreement;

(x)	the Interim India Agreement;

(xi)	the various instruments of assignment, reflecting the Purchaser or another member of the Purchaser Group as the assignee, and other documents referred to in the IP Agreement;

(xii)	all such other deeds, assumptions and other good and sufficient instruments of conveyance and assumption as the Seller and its counsel shall deem reasonably necessary for the assumption of the Assumed Liabilities or to vest in the Purchaser (or any member of the Purchaser Group) all of the Seller’s right, title and interest in, to and under the Acquired Assets; and

(xiii)	a certificate signed by an officer of the Purchaser substantially in the form of Exhibit Q.”

(o) The first sentence of Section 2.5(b) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“As promptly as practicable following the Initial Closing Date but in no event later than ninety (90) days thereafter, the Purchaser will prepare and deliver to the Seller an unaudited statement of Net Assets as of the close of business (Chicago time) on the Initial Closing Date (the “Preliminary Closing Date Statement of Net Assets”), which statement shall reflect Net Assets as of the Initial Closing Date (as adjusted pursuant to this sentence) (the “Preliminary Net Assets”) and which shall be prepared on a basis consistent with the Adjusted Most Recent Statement of Net Assets; provided that such Preliminary Closing Date Statement of Net Assets shall not be adjusted as set forth in Section 2.5(a)(i) which shall result, for the avoidance of doubt, in the exclusion of any factored receivables as of the Initial Closing Date (such adjustment, an illustrative example of which is set forth in Schedule 2.5(b) of the Seller Disclosure Schedule, the “Closing Date Factored Receivables Adjustment”); and provided further that such Preliminary Closing Date Statement of Net Assets (i) shall not reflect as liabilities any accruals for payroll to be paid by the Seller Group (it being understood such liabilities are Assumed

Liabilities pursuant to Section 1.3(f)), (ii) shall not reflect as liabilities any Accounts Payable excluded pursuant to Section 1.4(j), and (iii) shall reflect as assets any security deposits acquired pursuant to Section 1.1(a)(iv) (collectively, together with the Closing Date Factored Receivables Adjustment, the “Closing Date Adjustments”).”

(p) Sections 2.5(c) and (d) are hereby amended by replacing all references to “Closing Date Factored Receivables Adjustment” with “Closing Date Adjustments”.

(q) Article 5 of the Master Agreement is hereby amended by adding the following new Section 5.14:

“5.14 Post-Amendment Covenants.

(a) Conduct of the Business. Except as required by applicable law or contemplated by this Agreement or any other Transaction Agreement, during the period from April 12, 2011 (the “Amendment Date”) to the Initial Closing Date, the Seller will, and will cause the Acquired Companies and the applicable members of the Seller Group to, (a) conduct the Business in the Ordinary Course, and (b) use Reasonable Efforts to preserve intact their business organizations related to the Business and preserve their current business relationships with the customers listed on Schedule 3.17(a) of the Seller Disclosure Schedule and all material suppliers, licensors, licensees, distributors and other Persons with which the Seller or the Acquired Companies have business dealings. Without limiting the generality of the foregoing, except as required by applicable law or contemplated by this Agreement or any other Transaction Agreement, or as set forth on Schedule 5.1 of the Seller Disclosure Schedule, during the period from the Amendment Date to the Initial Closing Date, the Seller will not take, and the Seller will cause the Acquired Companies and the other members of the Seller Group not to take, any of the following actions in relation to the Business, without the consent of the Purchaser, which consent will not be unreasonably withheld, delayed or conditioned:

(i)(A) issue or sell any capital stock, notes, bonds or other securities of any Acquired Company (or any option, warrant or other right to acquire the same) or (B) redeem any of the capital stock of any Acquired Company;

(ii) amend or restate the articles of incorporation, memorandum of organization, bylaws or other constituent documents of any Acquired Company in any material respect;

(iii) enter into any merger, consolidation, business combination, share exchange, reorganization or similar transaction involving any Acquired Company;

(iv) enter into any transactions, contracts and understandings with Affiliates that would be binding on the Acquired Companies or the Acquired Assets after the Initial Closing;

(v) lease, license, sell, transfer, encumber or permit to be encumbered the Acquired Company Shares, any material asset of the Acquired Companies or any other material Acquired Assets, other than (A) licenses granted (excluding real property licenses), products and services sold or assets otherwise disposed of in connection with sales to customers in the Ordinary Course, (B) the factoring of Accounts Receivable in the Ordinary Course, (C) the transfer of cash or cash equivalents of the Business or any Acquired Company (it being expressly acknowledged and agreed by the Purchaser that the Seller shall be entitled to cause the transfer or distribution by the Seller Group or the Acquired Companies of all cash and cash equivalents held by the Seller Group or the Acquired Companies, including any cash held in the Transferred Accounts, prior to the Initial Closing), or (D) the renewal, extension or amendment, in the Ordinary Course and on terms no less favorable in the aggregate than existing on the date hereof and, in the case of a renewal or extension, for no longer than twelve (12) months, of any Assumed Real Property Lease that has an expiration date on or prior to May 27, 2011;

(vi) waive or release any material right or claim to the extent relating to or arising from the Acquired Assets or the Assumed Liabilities;

(vii) commence any action, suit, hearing, proceeding, arbitration or mediation (except, in the case of arbitration or mediation, as required by the terms of a contract) against any customer or supplier of the Business;

(viii) enter into any settlement or release with respect to any action, suit, hearing, proceeding, arbitration, mediation, audit, inquiry, or investigation (whether civil, criminal, administrative or otherwise) involving any of the Acquired Assets, other than any settlement or release of disputes related to Accounts Payable in the Ordinary Course;

(ix)(A) terminate any Material Contract, (B) amend any Lease of any Material Real Property (excluding any renewal, extension or amendment of any Assumed Real Property Lease, which is covered under subsection (v)(D) above), or (C) amend any other Material Contract (excluding any Lease of any Material Real Property which is covered by clause (B) above);

(x) commit to make any new single capital expenditure that is in excess of $1,000,000 and that would be binding on the Purchaser Group or an Acquired Company after the Initial Closing Date;

(xi) increase or agree to increase the base compensation of any Transferred Employee other than (A) in the Ordinary Course and in an amount that, with respect to an individual, does not exceed 15% of such individual’s base compensation as of the date hereof, (B) in connection with any promotion of a Transferred Employee made in the Ordinary Course, or (C) in connection with the annual merit increases decided prior to the Amendment Date that are being implemented in April and May 2011 by the Seller Group;

(xii) relocate a material number of Transferred Employees to locations that are greater than thirty (30) miles from such Transferred Employees’ respective work locations as of the date hereof;

(xiii) take any action that would result in the expiration, lapse, termination, or abandonment of any Permit that is material to the Business;

(xiv) take any action that would reasonably be expected to have a Material Adverse Effect on the Business;

(xv)(A) other than in the Ordinary Course, issue or enter into any new Seller Guarantees and Bonds, or (B) except with respect to locations with leases expiring on or prior to May 27, 2011, issue or enter into any Lease Security Instrument in an amount greater than three (3) months of the base rent payable under the applicable lease which would be binding on the Purchaser or any Acquired Company after the Initial Closing Date, in either case in connection with any obligation of the Business, any Acquired Real Property or any Acquired Company;

(xvi) enter into any real property lease pursuant to which any Acquired Company is a party or the Purchaser or any Affiliate will be bound after the Initial Closing Date;

(xvii) enter into any new arrangements similar to the MCC Financing Contracts or amend any existing MCC Financing Contract, other than the extension of an existing MCC Financing Contract that does not bind the Purchaser or any Affiliate after the Initial Closing Date; or

(xviii) agree to do any of the things described in the preceding clauses (i) through (xvii) of this Section 5.14.

(b) Access to Information. From the Amendment Date until the Initial Closing, subject to the requirements and limitations of applicable law (including Antitrust Laws), the Seller will provide all reasonable cooperation to enable the Purchaser and its representatives and agents to have reasonable access to (a) the offices and facilities of the Business and materials and information about the Business, (b) customers and suppliers of the Business, and (c) employees and members of management of the Business and any property manager for any Acquired Owned Real Property, any Owned Real Property owned by any Acquired Company or any Leases identified on Schedule 3.16(b)-1, Schedule 3.16(b)-2 or Schedule 3.16(b)-3 of the Seller Disclosure Schedule. Notwithstanding the foregoing, the Purchaser expressly acknowledges and agrees that to the extent discussions with customers or suppliers of the Business shall take place prior to the Initial Closing Date with respect to the Contemplated Transactions, such discussions shall be coordinated with the Seller and the Seller shall be entitled to have a representative present in all such discussions.”

(r) Section 6.1(a) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(a) Conditions to the Initial Closing. The obligations of the Seller to effect the Initial Closing are subject to the fulfillment on or before the Initial Closing Date of each of the following conditions, any one or more of which may be waived by the Seller but only in a writing signed by the Seller:

(i) No Litigation. No judgment, writ or order of any Governmental Entity or other legal restraint or prohibition may be in effect that in any case would prevent the Contemplated Transactions.

(ii) MOFCOM Approval. Approval of the Anti-Monopoly Bureau of the Ministry of Commerce in China to the Contemplated Transactions must have been obtained.

(iii) Cash Payment. The Cash Payment shall have been received by the Seller in accordance with Section 2.3(c)(i).”

(s) Section 6.2(a) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(a) Conditions to the Initial Closing. The obligations of the Purchaser to effect the Initial Closing are subject to the fulfillment on or before the Initial Closing Date of each of the following conditions, any one or more of which may be waived by the Purchaser but only in a writing signed by the Purchaser:

(i) No Litigation. No judgment, writ or order of any Governmental Entity or other legal restraint or prohibition may be in effect that in any case would prevent the Contemplated Transactions.

(ii) MOFCOM Approval. Approval of the Anti-Monopoly Bureau of the Ministry of Commerce in China to the Contemplated Transactions must have been obtained.

(iii) Third Party Consents. The Seller shall have obtained all third party consents and approvals set forth in Schedule 6.2(a)(viii) of the Seller Disclosure Schedule.

(iv) Resolution of Huawei Claims. (A) The Northern District of Illinois (the “Illinois Court”) shall have vacated, with prejudice, the preliminary injunction order entered by the Illinois Court on February 22, 2011 in connection with the proceeding captioned Huawei Technologies Co., Ltd. v. Motorola, Inc. et al., No. 11-cv-497 (the “Illinois Action”), (B) a filing of a dismissal with prejudice by the parties to the Illinois Action shall have been made with the Illinois Court, (C) the Purchaser shall have received a copy of a written submission filed by Huawei with the ICC Court wherein Huawei confirms that Huawei and the Seller have reached a full and final settlement with respect to all claims referenced in, and relating to, Huawei’s Request for Arbitration (the “Swiss Arbitration”), and wherein Huawei withdraws and dismisses with prejudice all its claims against the Seller in such arbitration proceedings, and (D) Huawei shall have delivered to the parties the consent in the form attached hereto as Exhibit R.”

(t) Section 7.1 of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“7.1 Termination. This Agreement may be terminated at any time prior to the Initial Closing:

(a) By mutual written consent of the Purchaser and the Seller;

(b) By the Purchaser by May 11, 2011 in the event that the conditions precedent to the Initial Closing listed in Article 6 have not been satisfied or waived on or prior to 12:00 PM, London time, on April 26, 2011; provided, however, that the Purchaser cannot terminate this Agreement under this provision if the failure of the conditions precedent to be satisfied is primarily the result of the failure on the part of the Purchaser to perform any of its obligations hereunder or under any other Principal Agreement; or

(c) By either the Purchaser or the Seller in the event the Initial Closing has not occurred on or before the close of business, Chicago time, on May 27, 2011; provided, however, that a party cannot terminate this Agreement under this provision if the failure of the Initial Closing to occur is primarily the result of the failure on the part of such party to perform any of its obligations hereunder or under any other Principal Agreement (except the failure on the part of such party to satisfy a closing condition over which such party has no control).

Any valid termination of this Agreement in accordance with this Section 7.1 shall become effective by the delivery of written notice by the terminating party to the other party. Each of the Principal Agreements will automatically terminate upon the termination of this Agreement without any further action by either party.”

(u) Section 8.1 of the Master Agreement is hereby amended and restated to read it its entirety as follows:

“8.1 Indemnification by the Seller. From and after the Initial Closing, and subject to the limitations expressly set forth in Section 8.5 hereof, the Seller will, during the Indemnification Period, indemnify, defend and hold harmless the Purchaser and its stockholders, directors, officers, employees, agents and Affiliates (collectively, the “Purchaser Indemnitees”) from and against any and all Losses (other than Losses with respect to Taxes, for which the provisions of Section 9.1(a) will govern) incurred by the Purchaser Indemnitees arising out of or resulting from the following:

(a) any failure of any Seller Representation (other than Section 3.5(c)) to be true and correct on and as of the Initial Closing Date (or with respect to representations and warranties that are made as of a specific date, the failure of such representations and warranties to be true and correct as of such date);

(b) other than with respect to the covenant obligations in Section 5.1 and Section 5.10(b), any failure of the Seller to duly perform any covenant or agreement to be performed by the Seller pursuant to any of the Principal Agreements;

(c) any Excluded Liability (whether arising prior to or after the Initial Closing Date); and

(d)(i) any failure of the Illinois Court to dismiss with prejudice the Illinois Action or (ii) any failure of the ICC Court to dismiss with prejudice the Swiss Arbitration.

(v) The second sentence of Section 8.5(a)(i) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“Other than with respect to Losses incurred in connection with (A) the Excluded Liabilities described in Sections 1.4(g) and 1.4(h) or (B) the failure of the actions described in Section 8.1(d) to occur, the Seller’s aggregate Liability for all Losses under this Agreement (whether under this Article 8, Article 9 or otherwise) and the other Transaction Agreements will in no event exceed the Purchase Price.

(w) Article 8 of the Master Agreement is hereby amended by adding the following new Section 8.8:

“8.8 Special Indemnity Provisions.

(a)

The Seller shall indemnify, reimburse, defend and hold harmless the Purchaser Indemnitees from and against any and all Losses up to a maximum of US $1.75 million in the aggregate incurred by any and all Purchaser Indemnitees arising out of or resulting from (i) the failure of the Seller or any Affiliate thereof to obtain any permit, license, certification, approval or consent from a Governmental Entity and/or a third party legally required as a result of any construction at and/or improvement of the approximately nine thousand (9,000) square foot portion of the premises designated by the Seller as ZCH17 and commonly known as No. 30, Bohai Road, Development Area, Tianjin, China and identified on the site plan attached hereto as Schedule 8.8 (the “Tianjin Premises”) by the Seller or any Affiliate thereof including any fee, penalty or similar payment assessed or otherwise required by any Governmental Entity and/or any costs related to the defense of any action brought by a Governmental Entity or a third party) (any permit, license, certification, approval or consent contemplated by this subsection (i), each a “Tianjin Consent”); (ii) the removal or modification of any structure, improvement or fixture, and/or the removal of any personal property, from the Tianjin Premises, provided that such action is required by any Governmental Entity pursuant to applicable law as the result of the failure of the Seller or any Affiliate to obtain any Tianjin Consent; or (iii) the relocation by the Purchaser or its Affiliates from the Tianjin Premises to alternate premises, or the construction of any structure or improvement, to the extent necessary for the Purchaser and its Affiliate to operate the Business as conducted immediately prior to the Initial Closing Date, provided such relocation is a result of any of (i) – (ii) above, including the additional or incremental cost to the Purchaser and its Affiliates of such alternate premises.

(b)

To the extent that the Seller shall have the right and standing to do so in its own name, the Seller may challenge any determination by any Governmental Entity giving rise to a claim by any Purchaser Indemnitee pursuant to the terms of this Section 8.8 and, at the Seller’s reasonable request, the Purchaser shall reasonably cooperate with the Seller so long as the Seller promptly reimburses the Purchaser for all out-of-pocket costs and expenses incurred by the Purchaser in connection therewith. If the Seller does not have the right and/or standing to challenge in its own name any determination by any Governmental Entity giving rise to a claim by any Purchaser Indemnitee pursuant to the terms of this Section 8.8, at the Seller’s reasonable request and so long as and to the extent the Purchaser determines such action is commercially reasonable (taking into consideration the on-going operations of the Purchaser and its Affiliates in China), the Purchaser shall appeal such determination by such Governmental Entity until a final, non-appealable determination has been rendered. Notwithstanding the foregoing, (i) any claim made by any Purchaser Indemnitee hereunder shall be subject to the procedures and other terms and conditions of Section 8.3, including with respect to any Purchaser Indemnitee’s ability to settle claims made by any Governmental Entity or third party without the Seller’s consent, and (ii) the Seller’s obligations shall not be modified as the result of any delay caused by any challenge or appeal of any determination by any Governmental Entity as contemplated herein.

(c)	Notwithstanding the foregoing, the Seller shall have no obligation hereunder to the extent of any Losses incurred by the Purchaser Indemnitees as the result of any Purchaser Indemnitee seeking from or voluntarily disclosing to any Governmental Entity or third party any Tianjin Consent (or lack thereof), unless legally required to do so, prior to the time that any Governmental Entity or third party notifies any Purchaser Indemnitee of its failure to have obtained any Tianjin Consent, or otherwise asserts rights or imposes any obligation on any Purchaser Indemnitee as the result of the failure of the Seller or its Affiliates to obtain any Tianjin Consent.

(d)

The Purchaser and any Successor Tianjin Owner shall have the right to assign in whole, but not in part, its rights pursuant to this Section 8.8 in favor of any Person that acquires the Tianjin Premises (each, a “Successor Tianjin Owner”), subject to the limitations set forth herein, and, upon such assignment, the definition of Purchaser Indemnitee shall be modified to include each such Successor Tianjin Owner and its stockholders, directors, officers, employees, agents and Affiliates. The Purchaser and any Successor Tianjin Owner shall provide the Seller with notice of any such assignment made pursuant to this Section 8.8. For the avoidance of doubt, if the rights pursuant to this Section 8.8 are assigned to a Successor Tianjin Owner, the Seller’s indemnification and reimbursement obligations hereunder shall cease with respect to the assignor of such rights and its stockholders, directors, officers, employees, agents and Affiliates (each, an “Assignor”), provided that the then-current Successor Tianjin Owner entitled to the rights pursuant to this Section 8.8 may specify in writing amounts by which one or more Assignors may share in its indemnification and reimbursement rights pursuant to this Section 8.8, and, upon receipt by the Seller of such written notice, the Seller’s indemnification and reimbursement obligations to such Assignor(s) shall continue (and such Assignor(s) shall be entitled to make a claim for such indemnification and reimbursement) up to any such amount specified. Also for the avoidance of doubt, regardless of the number of assignments made pursuant to this Section 8.8 or the number of entities sharing in rights to indemnification and reimbursement pursuant to the proviso in the prior sentence, under no circumstances will the Seller be liable to make payments under this Section 8.8 in excess of US $1.75 million in the aggregate.

(e)	Notwithstanding anything to the contrary contained herein, any amounts required to be paid by the Seller pursuant to its obligations under this Section 8.8 shall not be subject to the terms and limitations set forth in Section 8.5.”

(x) Section 9.1(d) of the Master Agreement is hereby amended by adding the following as the second sentence of such section:

“For the avoidance of doubt, any duties, value added taxes or any other costs or fees payable by the Seller Group resulting from the debonding of Acquired Assets located in India and China in connection with the Contemplated Transactions shall not be deemed to be Transfer Taxes, and such duties shall be borne solely by the Seller Group.”

(y) Section 9.3(b) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(b) For the purposes of this Section 9.3, any payments made (i) pursuant to Article 8 or 9 hereof or (ii) pursuant to Section 3.04 of the Interim India Agreement will be treated as adjustments to the Purchase Price and the parties shall make appropriate adjustments to any allocation (whether or not an Agreed Allocation) to reflect any adjustments to the Purchase Price.”

(z) Section 10.1(c) and Exhibit A of the Master Agreement are hereby amended by replacing all references to “MCC Notes” with “MCC Receivables”.

(aa) Section 10.7 of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(a) Each material Shared Contract which, pursuant to its terms, may be assigned in part to the Purchaser, or split or replicated for the benefit of the Purchaser, without the consent of the counterparty thereto or other conditions, including the payment of a transfer or other fee (the “Assignable Shared Contracts”), shall be deemed to be an Assumed Contract hereunder and the Seller shall partially assign to the Purchaser, or split or replicate for the benefit of the Purchaser, as of the Initial Closing, such Contract in accordance with its terms. Each party shall use its Reasonable Efforts prior to the Initial Closing Date to cause the counterparty to each material Shared Contract that is not an Assignable Shared Contract (the “Non-Assignable Shared Contracts”) to consent to the partial assignment of such Shared Contract to the Purchaser, the split or replication of such Shared Contract for the benefit of the Purchaser, or to otherwise enter into a new Contract with the Purchaser on substantially the same terms as exist under the applicable Shared Contract, in each case as of the Initial Closing. Each such Shared Contract for which the parties have received consent to the partial assignment, or split or replication, shall thereafter be deemed to be an Assumed Contract hereunder and, if applicable, the Seller shall partially assign to the Purchaser as of the Initial Closing such Contract in accordance with its terms.

(b) The Seller shall not take any action to terminate prior to its expiration any Shared Contract that is a Material Contract, or take any action or fail to take any action that would permit the other party to any such Shared Contract to terminate prior to its expiration such Shared Contract, in each case, prior to the date that is twelve (12) months after the Initial Closing Date. Notwithstanding the foregoing, the Seller shall not be required to partially assign to the Purchaser, or split or replicate for the benefit of the Purchaser, at the Initial Closing any of the material Shared Contracts for which consent has not been obtained.

(c) With respect to each Non-Assignable Shared Contract for which the arrangements described in Section 10.7(a) could not be entered into prior to the Initial Closing Date, the Seller agrees to continue to use Reasonable Efforts from and after the Initial Closing Date until the date that is twelve (12) months following the Initial Closing Date to cause the counterparty to each such

Non-Assignable Shared Contract to consent to the partial assignment of such Non-Assignable Shared Contract to the Purchaser, the split or replication of such Non-Assignable Shared Contract for the benefit of the Purchaser, or to otherwise enter into a new Contract with the Purchaser on substantially the same terms as exist under the applicable Shared Contract. Until any such consent or new Contract is obtained, the Seller and the Purchaser will use Reasonable Efforts to cooperate for twelve (12) months following the Initial Closing, in any lawful and reasonable arrangement, to the extent such cooperation would not result in a breach of the terms of such Non-Assignable Shared Contract, and not prohibited under applicable law, which will provide the Purchaser Group the obligations and benefits of any such Non-Assignable Shared Contract with respect to the Business, including subcontracting, licensing, sublicensing, leasing or subleasing to the Purchaser Group any or all of the Seller Group’s rights and obligations with respect to such Non-Assignable Shared Contract with respect to the Business; provided, however, with respect to the Contracts identified on Schedule 10.7(c) of the Seller Disclosure Schedule, the Seller and the Purchaser will use Reasonable Efforts to cooperate until the earlier of two (2) years following the Initial Closing or the expiration of the remaining term of such Contract. In any such arrangement, the Purchaser will (i) bear the sole responsibility for completion of the work or provision of goods and services, (ii) bear all Taxes with respect thereto or arising therefrom, (iii) be solely entitled to all benefits thereof, economic or otherwise, (iv) be solely responsible for any warranty or breach thereof, any repurchase, indemnity and service obligations thereof and any damages related to termination of such Non-Assignable Shared Contracts, and (v) promptly reimburse the reasonable costs and expenses of the Seller and its Affiliates related thereto. If and when such consents or approvals are obtained or such other required actions have been taken, the partial assignment, or split or replication, of such Non-Assignable Shared Contract will be effected in accordance with the terms of this Agreement.

(d) Notwithstanding the foregoing, with respect to any Shared Contract that was not identified on a list provided to the Purchaser within thirty (30) days after the execution of this Agreement, the Purchaser shall be entitled to notify the Seller that it does not wish to assume in part such Shared Contract and any such Shared Contract will not be deemed an Assumed Contract for any purpose hereunder; provided, that, any such notice by the Purchaser shall have been given to the Seller no later than thirty (30) days after the date on which such Shared Contract has been identified through the electronic data room by the Seller to the Purchaser.

(e) The Seller and the Purchaser each agree that “Reasonable Efforts” for purposes of this Section 10.7 includes an obligation on the Purchaser to provide financial information, subject to receipt from the counterparty to a Shared Contract of an executed confidentiality agreement, and the Purchaser agrees to, and agrees to cause any of its subsidiaries to, enter into a guaranty, in each case, as may be reasonably requested by the counterparty to a Shared Contract.”

(bb) Section 10.9(a) of the Master Agreement is hereby amended and restated to read in its entirety as follows:

“(a) The Seller and/or its Affiliates have provided certain corporate guarantees (including bank guarantees, parent company guarantees and real property lease guarantees) or have obtained certain performance, bid, customs, warranty, court or indemnity bonds and/or letters of credit or letters of comfort as security for performance of the tenant’s obligations under one or more Assumed Real Property Leases (each, a “Lease Security Instrument”). The Purchaser shall use Reasonable Efforts to, or shall cause its Affiliates to use Reasonable Efforts to, replace and otherwise cause to be released, terminated and returned to Seller the Lease Security Instrument on or prior to the Initial Closing Date or as soon as practicable thereafter. The Purchaser agrees, unconditionally and irrevocably, to reimburse and indemnify the Seller for and against all payments, costs and expenses incurred after the Initial Closing and relating to any Lease Security Instrument that are not replaced, released, terminated or returned on or prior to the Initial Closing Date (provided that the Purchaser shall have no obligation for any payments, costs and/or expenses resulting from Excluded Liabilities), in each case until the complete and unconditional release of the Seller’s and its Affiliates’ obligations with respect thereto. All claims by the Seller hereunder and any reimbursements and indemnities by the Purchaser required hereunder shall be made in accordance with the procedures set forth in Section 8.3, but shall not be subject to the limitations set forth in Section 8.5.”

(cc) Section 10.9 of the Master Agreement is hereby amended by adding a new subsection (f) to read in its entirety as follows:

“(f) Nothing contained in any Lease/Sublease Agreement, any Joint Use & Occupancy Agreement or any deed or similar agreement resulting in the transfer of real property or any interest therein in connection with the Contemplated Transactions shall limit or alter the rights and obligations of the parties under this Agreement, the Transition Services Agreement or any other Principal Agreement.”

(dd) Each of the following definitions in Exhibit A (“Certain Definitions”) to the Master Agreement is hereby amended and restated to read in its entirety as follows:

“Closing” means the Initial Closing or any Additional Closing, as applicable, and, (i) in the case of the Malaysia Acquired Assets and Malaysia Assumed Liabilities, the Malaysia Closing and (ii) in the case of the India Acquired Assets and India Assumed Liabilities, the India Closing.

“Closing Date” means the Initial Closing Date or any date upon which an Additional Closing occurs, as applicable, and, (i) in the case of the Malaysia Acquired Assets and Malaysia Assumed Liabilities, the Malaysia Closing Date and (ii) in the case of the India Acquired Assets and India Assumed Liabilities, the India Closing Date.

“Employee Matters Agreement” means that certain Employee Matters Agreement of even date herewith by and between the Seller and the Purchaser appended hereto as Exhibit C, as the same may be amended from time to time.

“Initial Closing” means the closing of the sale and purchase of Acquired Assets and the assumption of Assumed Liabilities with respect to any JV Interests or any country for which closing conditions have been satisfied and for which the closing otherwise can reasonably be effected.

“Initial Closing Jurisdictions” means all jurisdictions in which the Business is operated on the Initial Closing Date, other than those countries set forth on Schedule 2.2(b).

“IP Agreement” means that certain Intellectual Property Agreement of even date herewith by and between the Seller and the Purchaser appended hereto as Exhibit B, as the same may be amended from time to time, pursuant to which the Seller will and will cause the other members of the Seller Group that are not Acquired Companies to (i) sell to the Purchaser Group certain Intellectual Property rights owned by them, if any, and used exclusively in the Business, and (ii) license to the Purchaser Group certain Intellectual Property rights owned by the Seller and utilized by the Business.

“Non-Assignable Shared Contracts” has the meaning set forth in Section 10.7(a).

“Post-Closing Period” means any taxable period that begins on or after the Initial Closing Date, or, (i) in the case of the Malaysia Acquired Assets and Malaysia Assumed Liabilities, any taxable period that begins on or after the Malaysia Closing Date, and (ii) in the case of the India Acquired Assets and India Assumed Liabilities, any taxable period that begins on or after the India Closing Date.

“Pre-Closing Period” means any taxable period that begins before the Initial Closing Date and ends on or before the Initial Closing Date, or, (i) in the case of the Malaysia Acquired Assets and Malaysia Assumed Liabilities, any taxable period that begins before the Malaysia Closing Date and ends on or before the Malaysia Closing Date, and (ii) in the case of the India Acquired Assets and India Assumed Liabilities, any taxable period that begins before the India Closing Date and ends on or before the India Closing Date.

“Transaction Agreements” means the Principal Agreements, the Lease/Sublease Agreements, the Joint Use & Occupancy Agreements, the Transition Services Agreement, the Transfer Documents, the Malaysia Asset Transfer Agreement, the Malaysia Interim Operating Agreement, the Malaysia Side Letter, the Interim India Agreement and any commercial agreements entered into by the parties in connection with the Contemplated Transactions.

(ee) Exhibit A (“Certain Definitions”) to the Master Agreement is hereby amended to delete the definition of “Termination Date” and to add the following definitions:

“Amendment Date” has the meaning set forth in Section 5.14(a).

“Assignor” has the meaning set forth in Section 8.8(d).

“Closing Date Adjustments” has the meaning set forth in Section 2.5(b).

“Equity Transfer Agreement” means that certain Equity Interest Transfer Agreement dated as of the Initial Closing Date by and between the Purchaser and Motorola (China) Investment Limited with respect to the transfer of equity in the Hangzhou JV.

“Huawei” has the meaning set forth in Section 1.4(j).

“Illinois Action” has the meaning set forth in Section 6.2(a)(iv).

“Illinois Court” has the meaning set forth in Section 6.2(a)(iv).

“India Acquired Assets” means, at any time, the Acquired Assets owned by Motorola India at such time.

“India Assumed Liabilities” means, at any time, the Assumed Liabilities of Motorola India at such time.

“India Closing” has the meaning set forth in Section 2.2(e).

“India Closing Date” has the meaning set forth in Section 2.2(e).

“Interim India Agreement” means that certain Interim India Agreement by and between the Seller and the Purchaser to be entered into at the Initial Closing.

“Motorola India” means Motorola India Private Limited.

“NSN India” means Nokia Siemens Networks Pvt. Ltd.

“Reference Rate” has the meaning set forth in Section 2.1.

“STP License” means license number 15(9)/91-SDA dated June 24, 1991.

“Successor Tianjin Owner” has the meaning set forth in Section 8.8(d).

“Swiss Arbitration” has the meaning set forth in Section 6.2(a)(iv).

“Tianjin Consent” has the meaning set forth in Section 8.8(a).

“Tianjin Premises” has the meaning set forth in Section 8.8(a).

2. No Implied Amendments. Except as specifically amended by this Amendment, the Master Agreement shall remain in full force and effect in accordance with its terms and is hereby ratified and confirmed.

3. Effectiveness of Amendment. This Amendment shall be deemed to be a modification to the Master Agreement in accordance with Section 11.7 of the Master Agreement.

4. Benefit of the Agreement. This Amendment shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

5. Headings. The headings used in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.

6. Governing Law. This Amendment shall be governed by and interpreted and construed in accordance with the substantive laws of the State of Delaware without regard to applicable choice of law provisions thereof.

7. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement, it being understood that all of the parties need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or electronic mail shall be as effective as delivery of a manually executed counterpart of this Amendment.

8. References to Agreement. On and after the date hereof, each reference in the Master Agreement to “this Agreement,” “hereunder,” “hereof” or words of like import referring to the Master Agreement shall mean the Master Agreement as amended by this Amendment.

[signature page follows]

IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Amendment No. 1 to the Master Acquisition Agreement to be executed as of the date first above written.

MOTOROLA SOLUTIONS, INC.

By:	/s/ Michael Annes
Name: Michael Annes
Title: Corporate Vice President

NOKIA SIEMENS NETWORKS B.V.

By:	/s/ Rajeev Suri
Name: Rajeev Suri
Title: Chief Executive Officer

By:	/s/ Gerwin Zott
Name: Gerwin Zott
Title: Procura Holder